BIG D ENERGY DRINK LLC

FINANCIAL STATEMENTS

As of December 31, 2025 and 2024
and for the Years Then Ended

(Unaudited)

No assurance is provided on these financial statements.

BIG D ENERGY DRINK LLC
STATEMENTS OF FINANCIAL POSITION
As of December 31, 2025 and 2024 (Unaudited)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash	$ 3,600	$ 909
Inventory	$ 96,266	$ 111,257
Total current assets	**$ 99,866**	**$ 112,166**
Total assets	**$ 99,866**	**$ 112,166**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Credit card obligations	$ 83,729	-
Accounts payable	$ 1,237	-
Total current liabilities	**$ 84,966**	**-**
Total liabilities	**$ 84,966**	**-**
Members' equity:		
Contributed capital	$ 337,099	$ 274,203
Accumulated deficit	$ (322,199)	$ (162,037)
Total members' equity	**$ 14,900**	**$ 112,166**
Total liabilities and members' equity	**$ 99,866**	**$ 112,166**

(See accompanying notes to financial statements.)

BIG D ENERGY DRINK LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years Ended December 31, 2025 and 2024 (Unaudited)

	2025	2024
Product revenue and gross profit		
Product revenue	$ 12,449	$ 12,754
Cost of goods sold	$ 8,943	$ 9,033
Gross profit	**$ 3,506**	**$ 3,721**
Operating expenses		
Research and development	-	$ 61,549
Selling, general and administrative	$ 166,999	$ 104,209
Total operating expenses	**$ 166,999**	**$ 165,758**
Operating loss	**$ (163,493)**	**$ (162,037)**
Other income (expense)		
Lease income	$ 1,703	-
Other income, net	$ 1,628	-
Interest expense	-	-
Total other income, net	**$ 3,331**	**-**
Loss before income taxes	**$ (160,162)**	**$ (162,037)**
Provision for income taxes	-	-
Net loss and comprehensive loss	**$ (160,162)**	**$ (162,037)**

(See accompanying notes to financial statements.)

BIG D ENERGY DRINK LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2025 and 2024 (Unaudited)

Description	Contributed capital	Accumulated deficit	Total
Balance at January 1, 2024	-	-	-
Capital contributions	$ 274,203	-	$ 274,203
Net loss for the year ended December 31, 2024	-	$ (162,037)	$ (162,037)
Balance at December 31, 2024	**$ 274,203**	**$ (162,037)**	**$ 112,166**
Capital contributions	$ 62,896	-	$ 62,896
Net loss for the year ended December 31, 2025	-	$ (160,162)	$ (160,162)
Balance at December 31, 2025	**$ 337,099**	**$ (322,199)**	**$ 14,900**

(See accompanying notes to financial statements.)

BIG D ENERGY DRINK LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024 (Unaudited)

	2025	2024
Operating activities		
Net loss	$ (160,162)	$ (162,037)
Changes in operating assets and liabilities:		
Decrease (increase) in inventory	$ 14,991	$ (111,257)
Increase in credit card obligations	$ 83,729	-
Increase in accounts payable	$ 1,237	-
Net cash used in operating activities	**$ (60,205)**	**$ (273,294)**
Financing activities		
Capital contributions reported as cash proceeds	$ 62,896	$ 274,203
Net cash provided by financing activities	**$ 62,896**	**$ 274,203**
Net increase in cash	**$ 2,691**	**$ 909**
Cash at beginning of period	$ 909	-
Cash at end of period	**$ 3,600**	**$ 909**
Supplemental cash flow information		
Cash paid for interest	-	-
Cash paid for income taxes	-	-
Supplemental noncash financing information		
Member-paid Company obligations (noncash capital contributions)	$ 4,850	-

(See accompanying notes to financial statements.)

BIG D ENERGY DRINK LLC
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

(1) Organization and Nature of Business

Big D Energy Drink LLC (the "Company") is a multi-member limited liability company organized under the laws of the State of Wyoming on February 6, 2024. The Company develops, markets, and sells ready-to-drink energy beverages, including Liberal Tears and Woke Zero, through e-commerce platforms, online marketplaces, wholesale distribution partners, and live events.

The comparative financial statements present the years ended December 31, 2025 and 2024.

(2) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the accounts of the Company only.

The financial statements are unaudited, and no assurance is provided on them. Management is responsible for the preparation and fair presentation of the financial statements and for the design, implementation, and maintenance of internal control relevant to their preparation.

(3) Going Concern

The Company incurred net losses of $160,162 and $162,037 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025, the Company had cash of $3,600 and current liabilities of $84,966. The Company used $60,205 of cash in operating activities during 2025, as currently reported and subject to the cash-flow reconciliation described in Note 7. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Management's plans to address these conditions include raising capital through Crowdfunding and increasing brand awareness as discussed below. While the Company is optimistic in its ability to raise capital, the level of confidence does not rise to a level that would alleviate doubts of a going concern. As such, substantial doubt remains.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4) Summary of Significant Accounting Policies

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates include the valuation and recoverability of inventory, revenue cutoff and variable consideration, lease accounting, and the going-concern assessment. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits. The Company had no cash equivalents, restricted cash, or other cash accounts at December 31, 2025 and 2024.

Inventory

Inventory consists of fully manufactured finished goods and is stated at the lower of cost, determined using the first-in-first-out (FIFO) method, or net realizable value. Cost includes amounts incurred to bring inventory to its present location and condition. The carrying amount of inventory distributed as promotional samples is recognized as marketing expense when distributed. The Company reviews inventory for expiration, damage, excess quantities, slow movement, and other indicators that net realizable value may be below cost.

Product Revenue

The Company recognizes product revenue when control of the promised goods transfers to the customer in an amount that reflects the consideration to which the Company expects to be entitled. Control transfers at a point in time, which occurs at the point that purchased goods are delivered to the point of shipping (FOB Shipping). The Company is the principal in its product sales and reports revenue on a gross basis, net of discounts, returns, refunds, chargebacks, and other variable consideration.

The company elects to absorb and pay shipping costs on behalf of the customer.

Research and Development and Marketing Costs

Research and development costs are expensed as incurred. Research and development expense totaled $61,549 during 2024 and related primarily to product design and formulation and the production of test samples. Advertising and promotional costs are expensed as incurred.

Leases

The Company determines whether an arrangement is or contains a lease at inception. For leases recognized on the statement of financial position, right-of-use assets and lease liabilities are measured at the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

Income Taxes

Income and losses pass through to owners of the Company.

Comprehensive Loss

The Company had no items of other comprehensive income or loss during 2025 or 2024; accordingly, net loss equals comprehensive loss.

(5) Inventory

	December 31, 2025	December 31, 2024
Finished goods inventory	$ 96,266	$ 111,257
Less: inventory valuation allowance or write-down	-	-
Inventory, net	$96,266	$111,257

Inventory is stored at River City Logistics in Dubuque, IA. The year-end balances are subject to completion of physical-count or rollforward procedures, third-party confirmations, ownership and title verification, unit-cost testing, expiration and shelf-life review, subsequent-sales testing, and a net-realizable-value and obsolescence analysis.

(6) Credit Card Obligations and Member Funding

	December 31, 2025	December 31, 2024
Credit card obligations - currently recorded	$ 83,729	-
Amounts due to members	-	-
Total credit card and member funding obligations	$ 83,729	-

The credit card obligations are associated with various cards issued by American Express, Bank of America, and US Bank.

During 2025, members paid Company expenses and obligations directly from personal funds. Amounts of $4,850 were recorded as noncash capital contributions.

(7) Cash Flow Classification and Noncash Financing Activities

The statements of cash flows currently report capital contributions of $62,896 and $274,203 as financing cash inflows during 2025 and 2024.

(8) Leases and Lease Income

	2025	2024
Rent and lease expense - currently recorded	$ 11,423	$ 1,975
Lease income	$ 1,703	-

The Company leases office space in Sheridan, Wyoming, and a storage unit. All leases qualify as a short-term lease.

Lease income of $1,703 during 2025 relates to a short-term subleasing arrangement. Lease income is presented outside product revenue because it is not part of the Company's principal beverage operations.

(9) Members' Equity

Capital contributions totaled $62,896 and $274,203 during 2025 and 2024, respectively. The 2025 contribution amount is correctly reflected as $62,896 in the statement of changes in members' equity. Contributions consisted of cash deposits of $58,046 and $274,203 and noncash payments of Company obligations by members of $4,850 and $0 during 2025 and 2024, respectively.

(10) Income Taxes

The Company is classified as a partnership for federal income-tax purposes. Income or loss passes through to the respective members of the LLC for inclusion in their own individual tax returns.

(11) Other Income

Other income, net, totaled $1,628 during 2025 and consisted of promotional awards paid out by credit card companies. There was no other income recorded during 2024.

(12) Related Party Transactions

Members paid certain Company expenses and obligations directly and may have guaranteed Company obligations, as described in Notes 6 and 7.